SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549
                             ____________________

                                SCHEDULE 13E-4
                      (AMENDMENT NO. 4--FINAL AMENDMENT)
                             ____________________

                        ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)


                             BANC ONE CORPORATION
                   (SUCCESSOR BY MERGER TO FIRST USA, INC.)
                                     AND
                          FIRST USA CAPITAL TRUST I
                               (NAME OF ISSUER)


                             BANC ONE CORPORATION
                   (SUCCESSOR BY MERGER TO FIRST USA, INC.)
                                     AND
                          FIRST USA CAPITAL TRUST I
                     (NAME OF PERSON(S) FILING STATEMENT)


                      9.33% SERIES A CAPITAL SECURITIES
                                     AND
                      9.33% SERIES B CAPITAL SECURITIES
                        (TITLE OF CLASS OF SECURITIES)
                         33735F AA 7, 33735F AB 5 AND
                                 33735F AC 3
                    (CUSIP NUMBER OF CLASS OF SECURITIES)
                             ____________________

            STEVEN ALAN BENNETT                         PETER ATWATER
    SENIOR VICE PRESIDENT AND GENERAL COUNSEL      ADMINISTRATIVE TRUSTEE
           BANC ONE CORPORATION                  FIRST USA CAPITAL TRUST I
            Department OH1-0158                        1601 Elm Street
           100 East Broad Street                    Dallas, Texas  75201
        Columbus, Ohio  43271-0158                      (214) 849-3738
              (614) 248-7590
          (Name, Address and Telephone Number of Person Authorized to
         Receive Notices and Communications on Behalf of the Person(s)
                             Filing the Statement)
                             ____________________

                                   Copy to:

                               RANDALL H. DOUD
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               919 THIRD AVENUE
                          NEW YORK, NEW YORK  10022
                                (212) 735-3000
                             ____________________

                                 JUNE 2, 1997
                     (DATE TENDER OFFER FIRST PUBLISHED,
                      SENT OR GIVEN TO SECURITY HOLDERS)



                                 INTRODUCTION

                    This Amendment No. 4 amends the Issuer Tender Offer Statement on Schedule 13E-4 originally filed on June 2, 1997, as amended, relating to the offer by BANC ONE CORPORTION, an Ohio corporation ("BANC ONE"), as successor by merger to First USA, Inc., a Delaware corporation ("First USA"), to purchase for cash any and all of the 9.33% Series A Capital Securities (the "Series A Capital Securities") and any and all of the 9.33% Series B Capital Securities (the "Series B Capital Securities" and, together with the Series A Capital Securities, the "Securities") issued by First USA Capital Trust I, a Delaware business trust (the "Trust"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 2, 1997, as amended and supplemented by the Supplement thereto dated June 16, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"). All capitalized terms used herein and not defined herein shall have the meaning ascribed to them in the Offer to Purchase.

                  On June 27, 1997, upon the terms and subject to the conditions of the Agreement and Plan of Merger, dated as of January 19, 1997 and as amended as of April 23, 1997, between First USA and BANC ONE, First USA was merged with and into BANC ONE (the "Merger"), with BANC ONE continuing as the surviving corporation. As a result of the Merger, BANC ONE has succeeded to First USA's rights as the owner of the Common Securities of the Trust, and to its obligations as guarator under the Guarantees, as issuer of the junior subordianted debentures, and as sponsor of the Trust.

          ITEM 4.   INTEREST IN SECURITIES OF THE ISSUER.

                    Item 4 is hereby amended and supplemented by the following:

                    Following expiration of the Offer at 9:00 a.m., New York City time, on Monday, June 30, 1997, BANC ONE, as successor by merger to First USA, accepted for payment all Securities properly tendered and not withdrawn pursuant to the Offer. BANC ONE has been informed by the Depositary that $81,025,000 aggregate liquidation amount of Series A Capital Securities and $111,975,000 aggregate liquidation amount of Series B Capital Securities had been tendered pursuant to the Offer. A copy of the press release issued by BANC ONE on June 30, 1997 relating to the acceptance for payment of the Securities pursuant to the Offer is filed as Exhibit (a)(10) hereto and is incorporated herein by reference.

          ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

                    Item 9 is hereby amended and supplemented by the following:

                    (a)(10)  Press Release dated June 30, 1997.



                                  SIGNATURE

                  AFTER DUE INQUIRY AND TO THE BEST OF ITS
          KNOWLEDGE AND BELIEF, THE UNDERSIGNED CERTIFIES THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                   BANC ONE CORPORATION

                                   By:  /s/ Steven Alan Bennett
                                      ---------------------------------
                                      Name:   Steven Alan Bennett
                                      Title:  Senior Vice President and
                                                General Counsel


          Dated:  June 30, 1997



                                  SIGNATURE

               AFTER DUE INQUIRY AND TO THE BEST OF ITS KNOWLEDGE
          AND BELIEF, THE UNDERSIGNED CERTIFIES THAT THE
          INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE
          AND CORRECT.

                                   FIRST USA CAPITAL TRUST I

                                   By:  /s/ Peter W. Atwater
                                      ------------------------------
                                      Name:   Peter W. Atwater
                                      Title:  Administrative Trustee

          Dated:  June 30, 1997



                                EXHIBIT INDEX

          Exhibit        Description
          -------        -----------
          (a)(10)        Press Release dated June 30, 1997.